Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of a meeting of the Board of Directors held on July 2, 2008

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company

CNPJ nº 33.256.439/0001- 39                                                                                     NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (07/2008)

Date, Time and Place:
July 2, 2008, at 2.00 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antonio, Nº 1343 - 9º andar, in the City and State of São Paulo.

Present:
Members of the Board of Directors whose signatures appear below.

Matters discussed and deliberated on:

1.	The members of the Board of Directors discussed relevant strategic projects for the expansion of the company and its subsidiaries.

2.
The proposal for audit services from KPMG Auditores Independentes (KPMG independent auditors) for the external auditing services for the year 2008, already analysed and duly recommended by the Fiscal Council was discussed. The Members of the Board approved the nomination of KPMG Auditores Independentes (KPMG independent auditors), based on the proposal discussed.

3.
The members of the Board approved and homologated the letter of resignation as Executive Officer of the company, presented by Mr. Eduardo de Toledo on June 30, 2008. Mr. Eduardo also resigned from the positions occupied within other Ultrapar companies from this date.

(Minutes of a meeting of the board of directors of Ultrapar Participações S.A., July 2, 2008)

4.	The Board Members expressed their vote of gratefulness for the dedication and competence in the exercise of his duties by Mr. Eduardo de Toledo during his years with the Company.

The Board Members, in compliance with the Article nº 23 of Ultrapar’s  bylaws, decided this position will remain vacant.

Observation: These deliberations were approved by all those members present.

Once there were no further matters to discuss, the meeting was closed and the minutes of this meeting were transcribed, read and approved by all the undersigned Board Members.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice Chairman

Ana Maria Levy Villela Igel - Board Member

Paulo Vieira Belotti - Board Member

Nildemar Secches - Board Member

Olavo Egydio Monteiro de Carvalho - Board Member

Renato Ochman – Board Member

Luiz Carlos Teixeira – Board Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 3, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer